                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)*

                             Coram Healthcare Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard F. Levy, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4600

                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   JULY 25, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 2 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation)

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS:    Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 3,999,900
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 3,999,900

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          3,999,900

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (Illinois not-for-profit corporation)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 3 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mark Slezak

--------------------------------------------------------------------------------

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.    SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 606,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 606,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          606,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 4 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Samstock, L.L.C.

--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 450,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 450,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 450,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D        Page 5 of 39 Pages
                  ---------                               --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jeanmaire Weinstein

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 450,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 450,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          450,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 6 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jackson Square Partners, L.P.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 1,965,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,965,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California limited partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 7 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jackson Square Management, LLC

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   1,965,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:  -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,965,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:  -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,965,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 8 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Will K. Weinstein Revocable Trust UTA dated 2-27-90

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 2,015,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 2,015,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,015,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: OO (a California revocable trust)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 9 of 39 Pages
                  ---------                                --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Will K. Weinstein

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 2,015,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 2,015,000


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,015,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IA

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 10 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Peter Imber

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 11 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Scott Dalton

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 12 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Michiko D. Baldridge

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:   -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 1,965,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 1,965,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,965,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 13 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jerome Blank

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  400,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 400,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-


--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          400,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 14 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        AEOW `96, L.L.C.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 50,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 50,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a California limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 15 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Andrew Blank

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  200,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER:  200,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 200,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4% (1)
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 16 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Harry Heller Falk

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  35,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER:  35,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          35,000
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          less than 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 17 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        F. Philip Handy

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  100,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 100,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 100,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.0% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 18 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Heller Family Limited Partnership

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 125,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 125,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 125,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a Florida limited partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 19 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bernard Osher Trust UTA dated 3-8-88

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 875,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 875,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 925,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  OO (a California trust)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 20 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        JB Capital Management, Inc.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 21 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bernard Osher

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 875,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 875,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 925,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.9% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 22 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        RHH Company

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 875,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 875,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 875,000

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.8% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 23 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Richard L. Haydon

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/
--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  942,909
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 942,909

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   770,500

--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          1,713,409

--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5% (1)

--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 24 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bedford Oak Partners, L.P.

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/

--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:    -0-

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,785,000

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  OO (a Delaware Limited Partnership)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 25 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Bedford Oak Advisors, LLC

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/

--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,785,000

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  OO (a Delaware limited liability company)

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------

        CUSIP No. 218103109          13D         Page 26 of 39 Pages
                  ---------                                 --
--------------------------------------------------------------------------------


 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Harvey P. Eisen

--------------------------------------------------------------------------------

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b) /X/

--------------------------------------------------------------------------------

 3.     SEC USE ONLY

--------------------------------------------------------------------------------

 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------

                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------

                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        1,785,000

--------------------------------------------------------------------------------

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)

--------------------------------------------------------------------------------

14.     TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

Item 1.  SECURITY AND ISSUER.

         This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 18, 2000 and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer").

         The principal executive offices of Issuer are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated to read in its entirety as follows:

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this
Schedule 13D on behalf of the Ann & Robert H. Lurie Foundation (f/k/a Ann & Robert H. Lurie Family Foundation), an Illinois not-for-profit corporation ("Lurie Foundation"), Mark Slezak ("Mr. Slezak"), Samstock, L.L.C, a Delaware limited liability company ("Samstock"), Jeanmaire Weinstein ("Ms. Weinstein"), Jackson Square Partners, L.P., a California limited partnership ("Jackson Partners"), Jackson Square Management, LLC, a California limited liability company ("Jackson Management"), Will K. Weinstein Revocable Trust UTA dated 2-27-90, a California trust ("Weinstein Trust"), Will K. Weinstein ("Mr. Weinstein"), Peter Imber ("Mr. Imber"), Scott Dalton ("Mr. Dalton"), Michiko D. Baldridge ("Ms. Baldridge"), Jerome Blank ("Mr. J. Blank"), Andrew Blank ("Mr.
A. Blank"), AEOW `96, LLC, a California limited liability company ("AEOW"), Harry Heller Falk ("Mr. Falk"), F. Philip Handy ("Mr. Handy"), Heller Family Limited Partnership, a Florida limited partnership ("Heller L.P."), the Bernard Osher Trust UTA dated 3-8-88, a California trust ("Osher Trust"), JB Capital Management, Inc., a Florida Corporation ("JB Capital"), Bernard Osher ("Mr. Osher"), the RHH Company, a Florida Corporation ("RHH"), Richard L. Haydon ("Mr. Haydon"), Bedford Oak Partners, L.P. ("Bedford Partners"), Bedford Oak Advisors, LLC ("Bedford Advisors") and Harvey P. Eisen ("Mr. Eisen"). The Lurie Foundation, Mr. Slezak, Samstock, Ms. Weinstein, Jackson Partners, Jackson Management, Weinstein Trust, Mr. Weinstein, Mr. Imber, Mr. Dalton, Ms. Baldridge, Mr. J. Blank, Mr. A. Blank, AEOW, Mr. Falk, Mr. Handy, the Heller L.P., the Osher Trust, JB Capital, Mr. Osher, RHH, Mr. Haydon, Bedford Partners, Bedford Advisors and Mr. Eisen are sometimes hereinafter referred to collectively as the "Reporting Persons."

         As described in Item 4 below, the Reporting Persons are concerned that the Issuer may be considering a restructuring that, absent representation of their interests, would be materially detrimental to them.

         In their efforts to protect their interests, the Reporting Persons may engage in actions directly or through agents such that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons together with any of the Management or the Trust constitute a "person" or "group" for any purpose or
(ii) an admission that any of the Reporting Persons are, for the purposes of
Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any other Reporting Persons. Pursuant to Rule 13d-1(k)(2) under the Act, each Reporting Person is filing this Amendment No. 1 to Schedule 13D on its own behalf and not on behalf of any other person. Attached hereto as
Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

         (a) - (c)

         LURIE FOUNDATION

         The Lurie Foundation is an Illinois not-for-profit corporation, the principal business of which is philanthropy. The principal business and office address of the Lurie Foundation is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606. The principal officer of the Lurie Foundation is Ann Lurie, President.

         MR. SLEZAK

         Mr. Slezak is a financial advisor. His principal and business office address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606.

         SAMSTOCK

         Samstock is a Delaware limited liability company, the principal business of which is investments. Its principal and business office address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois 60606. Sam Zell is the President, and Bill Pate and Donald J. Liebentritt are Vice-Presidents of Samstock.

         MS. WEINSTEIN

         Ms. Weinstein is a nutritionist. Her principal address is c/o Jackson Square Partners, 909 Montgomery Street, Suite 600, San Francisco, California 94109.

         JACKSON PARTNERS

         Jackson Partners is a California limited partnership, the principal business of which is an investment partnership. Its principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. The general partner of Jackson Partners is Jackson Management, which is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. The Weinstein Trust is the executive member-manager of Jackson Management. Mr. Weinstein is the sole trustee of the Weinstein Trust. Messrs. Imber and Dalton and Ms. Baldridge are manager-members of Jackson Management and share investment power over Jackson Partner's investment portfolio.

         JACKSON MANAGEMENT

         Jackson Management is a California limited liability company, the principal business of which is an investment advisor. Its principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. Jackson Management, which is an investment advisor registered under
Section 203 of the Investment Advisers Act of 1940, is the general partner of Jackson Partners. The Weinstein Trust is the executive member-manager of Jackson Management. Mr. Weinstein is the sole trustee of the Weinstein Trust. Messrs. Imber and Dalton and Ms. Baldridge are member-managers of Jackson Management and share investment power over Jackson Partner's investment portfolio.

         WEINSTEIN TRUST

         The Weintstein Trust is a California revocable trust. Its principal and business office address is 909 Montgomery Street, Suite 600,

San Francisco, California 94133. The Weinstein Trust is the executive member-manager of Jackson Management, which is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 and the general partner of Jackson Partners. Mr. Weinstein is the sole trustee of the Weinstein Trust.

         MR. WEINSTEIN

         Mr. Weinstein is the Executive Member-Manager of Jackson Management. His principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. Mr. Weinstein is the sole trustee of the Weinstein Trust, which is the executive member-manager of Jackson Management. Jackson Management, which is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is the general partner of Jackson Partners.

         MR. IMBER

         Mr. Imber is a Member-Manager of Jackson Management. His principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. Mr. Imber, together with Mr. Dalton and Ms. Baldridge, is a manager-member of Jackson Management and shares investment power over Jackson Partner's investment portfolio.

         MR. DALTON

         Mr. Dalton is a Member-Manager of Jackson Management. His principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. Mr. Dalton, together with Mr. Imber and Ms. Baldridge, is a manager-member of Jackson Management and shares investment power over Jackson Partner's investment portfolio.

         MS. BALDRIDGE

         Ms. Baldridge is a Member-Manager of Jackson Management. Her principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133. Ms. Baldridge, together with Messrs. Imber and Dalton, is a manager-member of Jackson Management and shares investment power over Jackson Partner's investment portfolio.

         MR. J. BLANK

         Mr. J Blank is Chairman of the Board of Directors of National Brands, Inc. His principal and business office address is 9350 South Dixie Highway, Suite 900, Miami, Florida 33156.

         AEOW

         AEOW is a California limited liability company. Its principal and business office address is 909 Montgomery Street, Suite 600, San Francisco, California 94133.

         MR. A. BLANK

         Mr. A. Blank is President of National Brands, Inc. His principal and business office address is 9350 South Dixie Highway, Suite 900, Miami, Florida 33156.

         MR. FALK

         Mr. Falk is a private investor. His principal and business office address is Heller Brothers Packaging Co., 288 9th Street, Winter Garden, Florida

34787.

         MR. HANDY

         Mr. Handy is a private investor. His principal and business office address is Winter Park Capital Co., 222 West Comstock Ave., Suite 210, Winter Park, Florida 32789.

         HELLER L.P.

         Heller L.P. is a Florida limited partnership. Its principal and business office address is Heller Brothers Packaging Co., 288 9th Street, Winter Garden, Florida 34787. The general partner of Heller L.P. is RHH. The principal officer of RHH is Mr. Heller.

         OSHER TRUST

         The Osher Trust is a California trust. Its principal and business office address is 909 Montgomery Street, Suite 300, San Francisco, California 94133.

         MR. OSHER

         Mr. Osher is an investor. His principal and business office address is 909 Montgomery Street, Suite 300, San Francisco, California 94133.

         JB CAPITAL

         JB Capital is a Florida corporation. Its principal and business office address is 909 Montgomery Street, Suite 300, San Francisco, California 94133.

         RHH

         RHH is a Florida corporation. Its principal and business office address is Heller Brothers Packaging Co., 288 9th Street, Winter Garden, Florida 34787.

         MR. HAYDON

         Mr. Haydon is an investment advisor. His principal and business office address is Strategic Restructuring Partners, 1114 Avenue of the Americas, New York, New York 10036.

         BEDFORD PARTNERS

         Beford Partners is a Delaware limited partnership, the principal business of which is an investment partnership. Its principal and business office address is 100 South Bedford Road, Mount Kisco NY 10549.

            BEDFORD ADVISORS

         Beford Advisors is a Delaware limited liability company, the principal business of which is an investment advisor. Its principal and business office address is 100 South Bedford Road, Mount Kisco NY 10549.

         MR. EISEN

         Mr. Eisen is an investment advisor. His principal and business office address is 100 South Bedford Road, Mount Kisco NY 10549.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Lurie Foundation is an Illinois not-for-profit corporation. Samstock and Bedford Advisors are Delaware limited liability companies. Bedford Partners is a Delaware limited partnership. Jackson Partners is a California limited partnership. Jackson Management and AEOW are California limited liability companies. The Weinstein Trust and the Osher Trust are California trusts. JB Capital and RHH are Florida corporations. Heller L.P. is a Florida limited partnership. All of the Reporting Persons who are natural persons identified in this Item 2 are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is restated in its entirety as follows:

         Not Applicable.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is restated in its entirety as follows:

         The Issuer has disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 that "it may not be able to meet its increased cash requirements." As disclosed in that Report and elsewhere, the Issuer has suffered a number of financial difficulties and has engaged in several reorganizations and restructurings as a result of those difficulties. The Quarterly Report states that:

              Coram has experienced pressure on liquidity due to its current levels of debt and the pace of its cash collections compared with its obligations to pay its vendors, suppliers, creditors and employees. Coram has reviewed its business plan for operations in light of the termination of the Aetna Master Agreement, the liquidation of R-Net and the potential sale of the CPS business. Coram's business plan does not provide for financial results that would guarantee sufficient liquidity to discharge debt obligations coming due in Fiscal 2001 or guarantee payment of cash interest on debt during Fiscal 2000. Coram is currently in discussions with the holders of the Series A and Series B Notes regarding additional debt restructuring. Such restructuring would likely include a conversion of a material portion of this debt to some form and amount of equity.

         The Reporting Persons are each concerned that, absent representation of their interests in the contemplated discussions, the Issuer may embark upon a course of action that is materially detrimental to their interests and the interests of other shareholders. They are particularly concerned that a restructuring that would be unduly dilutive of their interests may be proposed. Therefore, the Reporting Persons have each engaged counsel to represent them with respect to their investments in the Issuer in general and any proposed restructuring of the obligations represented by the Issuer's Series A and Series B Notes in particular.

         As a part of the process of protecting their interests, the Reporting Persons or a portion of them may oppose the Issuer's restructuring proposal, propose an alternative restructuring proposal, request representation on the Issuer's board of directors or make other proposals with respect to an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer. The Reporting Persons also anticipate that additional shareholders will join them in their efforts to protecting the interests of the shareholders.

         Depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now own or hereafter may acquire.

         Other than as described in Item 2 and this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated to read in its entirety as follows:

         Each of the calculations in this Item 5 is based on 49,638,452 shares of Common Stock outstanding as of April 30, 2000, as reported in the Issuer's most recent Form 10-Q.

         Solely by virtue of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a group within the meaning of
Section 13(d)(3) of the Act and may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the other Reporting Persons. The Reporting Persons, in the aggregate, own a total of 12,754,309 shares of Common Stock, which constitutes approximately 25.7% of the outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of all such shares of Common Stock owned by other Reporting Persons.

         (a)

         LURIE FOUNDATION

         The aggregate number of shares of Common Stock that the Lurie Foundation beneficially owns pursuant to Rule 13d-3 of the Act is 3,999,900, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

         MR. SLEZAK

         The aggregate number of shares of Common Stock that Mr. Slezak beneficially owns pursuant to Rule 13d-3 of the Act is 606,000, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

         SAMSTOCK

         The aggregate number of shares of Common Stock that Samstock beneficially owns pursuant to Rule 13d-3 of the Act is 450,000, which constitutes approximately 0.9% of the outstanding shares of Common Stock.

         MS.WEINSTEIN

         The aggregate number of shares of Common Stock that Ms.Weinstein beneficially owns pursuant to Rule 13d-3 of the Act is 450,000, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

         JACKSON PARTNERS

         The aggregate number of shares of Common Stock that Jackson Partners beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         JACKSON MANAGEMENT

         The aggregate number of shares of Common Stock that Jackson Management beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         WEINSTEIN TRUST

         The aggregate number of shares of Common Stock that the Weinstein Trust beneficially owns pursuant to Rule 13d-3 of the Act is 2,015,000, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

         MR. WEINSTEIN

         The aggregate number of shares of Common Stock that Mr. Weinstein beneficially owns pursuant to Rule 13d-3 of the Act is 2,015,000, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

         MR. IMBER

         The aggregate number of shares of Common Stock that Mr. Imber beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MR. DALTON

         The aggregate number of shares of Common Stock that Mr. Dalton beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MS. BALDRIDGE

         The aggregate number of shares of Common Stock that Ms. Baldridge beneficially owns pursuant to Rule 13d-3 of the Act is 1,965,000, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MR. J. BLANK

         The aggregate number of shares of Common Stock that Mr. J. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 400,000, which constitutes approximately 0.8% of the outstanding shares of Common Stock.

         MR. A. BLANK

         The aggregate number of shares of Common Stock that Mr. A. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 200,000, which constitutes approximately 0.4% of the outstanding shares of Common Stock.

         AEOW

         The aggregate number of shares of Common Stock that AEOW beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         MR. FALK

         The aggregate number of shares of Common Stock that Mr. Falk beneficially owns pursuant to Rule 13d-3 of the Act is 35,000, which constitutes less than 0.1% of the outstanding shares of Common Stock.

         MR. HANDY

         The aggregate number of shares of Common Stock that Mr. Handy beneficially owns pursuant to Rule 13d-3 of the Act is 100,000, which constitutes approximately 0.2% of the outstanding shares of Common Stock.

         HELLER L.P.

         The aggregate number of shares of Common Stock that Heller L.P. beneficially owns pursuant to Rule 13d-3 of the Act is 125,000, which constitutes approximately 0.3% of the outstanding shares of Common Stock.

         OSHER TRUST

         The aggregate number of shares of Common Stock that the Osher Trust beneficially owns pursuant to Rule 13d-3 of the Act is 925,000, which constitutes approximately 1.9% of the outstanding shares of Common Stock.

         MR. OSHER

         The aggregate number of shares of Common Stock that Mr. Osher beneficially owns pursuant to Rule 13d-3 of the Act is 925,000, which constitutes approximately 1.9% of the outstanding shares of Common Stock.

         JB CAPITAL

         The aggregate number of shares of Common Stock that JB Capital beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         RHH COMPANY

         The aggregate number of shares of Common Stock that RHH beneficially owns pursuant to Rule 13d-3 of the Act is 125,000, which constitutes approximately 0.3% of the outstanding shares of Common Stock.

         MR. HAYDON

         The aggregate number of shares of Common Stock that Mr. Haydon beneficially owns pursuant to Rule 13d-3 of the Act is 1,713,409, which constitutes approximately 3.5% of the outstanding shares of Common Stock.

         BEDFORD PARTNERS

         The aggregate number of shares of Common Stock that Bedford Partners beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         BEDFORD ADVISORS

         The aggregate number of shares of Common Stock that Bedford Advisors beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         MR. EISEN

         The aggregate number of shares of Common Stock that Mr. Eisen beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         (b)

         LURIE FOUNDATION

         The Lurie Foundation has sole voting and dispositive power with respect to 3,999,900 shares of Common Stock, which constitutes approximately 8.1% of the outstanding shares of Common Stock.

         MR. SLEZAK

         Mr. Slezak has sole voting and dispositive power with respect to 606,000 shares of Common Stock, which constitutes approximately 1.2% of the outstanding shares of Common Stock.

         SAMSTOCK

         Samstock has sole voting and dispositive power with respect to 450,000 shares of Common Stock, which constitutes approximately 0.9% of the outstanding shares of Common Stock.

         MS. WEINSTEIN

         Ms. Weinstein has sole voting and dispositive power with respect to 450,000 shares of Common Stock, which constitutes approximately 0.9% of the outstanding shares of Common Stock.

         JACKSON PARTNERS

         Jackson Partners has sole voting and dispositive power with respect to 1,965,000 shares of Common Stock, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         JACKSON MANAGEMENT

         Jackson Management, as the general partner of Jackson Partners, has sole voting and dispositive power with respect to 1,965,000 shares of Common Stock, which constitutes approximately 4.0% of the outstanding shares of Common Stock. Mr. Weinstein, as sole trustee of the Weinstein Trust, Messrs. Imber and Dalton and Ms. Baldridge, as member-managers of Jackson Management, have shared voting and dispositive power with respect to the shares held by Jackson Partners.

         WEINSTEIN TRUST

         The Weinstein Trust , as a member-manager of AEOW and Jackson Management, has shared voting and dispositive power with respect to 2,015,000 shares of Common Stock held by AEOW and Jackson Square, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

         MR. WEINSTEIN

         Mr. Weinstein, as sole trustee of the Weinstein Trust, has shared voting and dispositive power with respect to 2,015,000 shares of Common Stock held by AEOW and Jackson Square, which constitutes approximately 4.1% of the outstanding shares of Common Stock.

         MR. IMBER

         Mr. Imber, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MR. DALTON

         Mr. Dalton, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MS. BALDRIDGE

         Ms. Baldridge, as a member-manager of Jackson Management, has shared voting and dispositive power with respect to 1,965,000 shares of Common Stock held by Jackson Square, which constitutes approximately 4.0% of the outstanding shares of Common Stock.

         MR. J. BLANK

         Mr. J. Blank has sole voting and dispositive power with respect to 400,000 shares of Common Stock, which constitutes approximately 0.8% of the outstanding shares of Common Stock.

         AEOW

         AEOW has sole voting and dispositive power with respect to 50,000 shares of Common Stock, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         MR. A. BLANK

         Mr. A. Blank has sole voting and dispositive power with respect to 200,000 shares of Common Stock, which constitutes approximately 0.4% of the outstanding shares of Common Stock.

         MR. FALK

         Mr. Falk has sole voting and dispositive power with respect to 35,000 shares of Common Stock, which constitutes less than 0.1% of the outstanding shares of Common Stock.

         MR. HANDY

         Mr. Handy has sole voting and dispositive power with respect to 100,000 shares of Common Stock, which constitutes approximately 0.2% of the outstanding shares of Common Stock.

         HELLER L.P.

         Heller L.P. has sole voting and dispositive power with respect to 125,000 shares of Common Stock, which constitutes approximately 0.3% of the outstanding shares of Common Stock. RHH has sole voting and dispositive power with respect to the shares held by Heller L.P. Mr. Heller has sole voting and dispositive power for RHH.

         OSHER TRUST

         The Osher Trust has sole voting and dispositive power with respect to 875,000 shares of Common Stock, which constitutes approximately 1.8% of the outstanding shares of Common Stock. The Osher Trust has shared voting and dispositive power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         MR. OSHER

         Mr. Osher is the trustee of the Osher Trust and has sole voting and dispositive power with respect to 875,000 shares of Common Stock, which constitutes approximately 1.8% of the outstanding Common Stock. Mr. Osher, as trustee of the Osher Trust, also has shared voting power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         JB CAPITAL

         JB Capital has shared voting and dispositive power with respect to 50,000 shares of Common Stock held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         RHH

         RHH has sole voting and dispositive power with respect to 125,000 shares of Common Stock held by Heller L.P., which constitutes approximately 0.3% of the outstanding shares of Common Stock. Mr. Heller has sole voting and dispositive power for RHH.

         MR. HAYDON

         Mr. Haydon has sole voting and dispositive power with respect to 942,909 shares of Common Stock, which constitutes approximately 1.9% of the outstanding shares of Common Stock. Mr. Haydon has shared dispositive power with respect to 770,500 shares of Common Stock, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

         BEDFORD PARTNERS

         Bedford Partners has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Bedford Advisors, as investment advisor to Bedford Oak Management, LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to the 1,785,000 shares of Common Stock held by Bedford Partners. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

         BEDFORD ADVISORS

         Bedford Advisors, as investment advisor to Bedford Oak Management LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

         MR. EISEN

         Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         (c) Several of the Reporting Persons effected the following transactions with respect to shares of Common Stock of the Issuer during the past sixty (60) days. Unless otherwise indicated, all transactions were effected on the over-the-counter Bulletin Board.


Reporting Person        Date         Shares Purchased/Sold (-)    Average Price
----------------        ----         -------------------------   ---------------
Jackson Partners        4/26/00               100,000               $0.38/share

Osher Trust             5/11/00               100,000               $0.365/share
                        5/13/00                25,000               $0.36/share

Ms. Weinstein           5/15/00               450,000               $0.39/share

Mr. Handy               6/19/00                40,000               $0.29/share
                        6/26/00                10,000               $0.325/share

Bedford Partners        6/06/00                60,000               $0.39/share
                        6/07/00                60,000               $0.41/share
                        6/07/00                50,000               $0.35/share

         No other Reporting Person has effected any transactions in Common Stock during the past sixty (60) days.

         (d) No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5, except to the extent that the investment advisory clients of Mr. Haydon may have such rights pursuant to the terms of their advisory agreements.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is restated in its entirety as follows:

         The powers of disposition of Haydon with respect to shares of Common Shares of the Issuer owned beneficially by him on behalf of his investment advisory clients are held pursuant to written agreement with such clients (the "Advisory Agreements").

         Except for the Advisory Agreement, the Joint Filing Agreement dated July 5, 2000 among the Reporting Persons attached as Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is amended and restated to read in its entirety as follows:

         Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

         Exhibit 2   Power of Attorney

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 27, 2000

ANN & ROBERT H. LURIE FOUNDATION             SAMSTOCK, L.L.C.

By:      /s/ Ann Lurie                       By:    /s/ Donald J. Liebentritt*
         -------------------                        --------------------------
Name:        Ann Lurie                       Name:      Donald J. Liebentritt
         -------------------                        --------------------------
Title:   President                           Title: Vice-President
         -------------------                        --------------------------


JACKSON SQUARE PARTNERS, L.P.                JACKSON SQUARE MANAGEMENT, LLC
By:      Jackson Square Management, LLC
Its:     General Partner

         By:       Will K. Weinstein         By:      Will K. Weinstein
                   Revocable Trust                    Revocable Trust
                   UTA dated 2-27-90                  UTA dated 2-27-90
                                             Its:     Executive Member-Manager

         By:   /s/ Will K. Weinstein         By:      /s/ Will K. Weinstein
               ---------------------                  ---------------------
         Name:     Will K. Weinstein         Name:        Will K. Weinstein
               ---------------------                  ---------------------
         Title:   Trustee                    Title:       Trustee
               -------------------                    ---------------------


WILL K. WEINSTEIN                            JB CAPITAL MANAGEMENT, INC.
REVOCABLE TRUST
UTA dated 2-27-90

By:      /s/ Will K. Weinstein               By:      /s/ Jerome Blank
         ---------------------                        -------------------
Name:        Will K. Weinstein               Name:        Jerome Blank
         ---------------------                        -------------------
Title:   Trustee                             Title:   President
         -------------------                          -------------------


BERNARD OSHER TRUST                          AEOW `96, LLC
UTA dated 3-8-88

By:      /s/ Bernard Osher                   By:      Will K. Weinstein
         ---------------------                        Revocable Trust
Name:        Bernard Osher                            UTA dated 2-27-90
         ---------------------               Its:     Executive Member-Manager
Title:   Trustee
         -------------------                 By:      /s/ Will K. Weinstein
                                                      ---------------------
                                             Name:        Will K. Weinstein
                                                      ---------------------
                                             Title:   Trustee
                                                      ---------------------

*By: /s/ Richard F. Levy
    -----------------------
         Richard F. Levy
         Attorney-in-Fact

HELLER FAMILY L.P.                           RHH COMPANY

By:      RHH Company                         By:      /s/ Harvey Heller
Its:     General Partner                              -------------------
                                             Name:        Harvey Heller
By:      /s/ Hervey Heller                            -------------------
         ---------------------               Title:   President
Name:        Harvey Heller                            -------------------
         ---------------------
Title:   President
         ---------------------


/s/ Mark Slezak                                  /s/ Jeanmaire Weinstein
-------------------                              -----------------------
Mark Slezak                                      Jeanmaire Weinstein

/s/ Jerome Blank                                 /s/ Andrew Blank
-------------------                              -----------------------
Jerome Blank                                     Andrew Blank

/s/ F. Philip Handy                              /s/ Harry Heller Falk
-------------------                              -----------------------
F. Philip Handy                                  Harry Heller Falk

/s/ Will K. Weinstein                            /s/ Peter Imber
---------------------                            -----------------------
Will K. Weinstein                                Peter Imber

/s/ Scott Dalton                                 /s/ Michiko D. Baldridge
-------------------                              ------------------------
Scott Dalton                                     Michiko D. Baldridge

/s/ Richard L. Haydon                            /s/ Bernard Osher
---------------------                            ------------------------
Richard L. Haydon                                Bernard Osher

BEDFORD OAK PARTNERS, L.P.                   BEDFORD OAK ADVISORS, LLC
By:      Bedford Oak Advisors, LLC
Its:     Investment Advisor

         By:  /s/ Harvey P. Eisen            By:      /s/ Harvey P. Eisen
               ---------------------                  ---------------------
         Name:    Harvey P. Eisen            Name:        Harvey P. Eisen
               ---------------------                  ---------------------
         Title:   Managing Member            Title:       Managing Member
               -------------------                    ---------------------


/s/ Harvey P. Eisen
---------------------
Harvey P. Eisen